Exhibit 99.1

The strength of the product tanker market continued into 2024 from 2023 due to vessels being rerouted on longer voyages via the Cape of Good Hope to bypass disruptions in the Red Sea, resulting in higher spot rates across all segments compared to the previous quarter.

I am proud to share that Hafnia achieved a net profit of USD 219.6 million in our first quarter, demonstrated by our active management approach, modern fleet, and strong presence in the spot market. Our pool and bunkering business also performed well, contributing USD 9.8 million to our overall results. The IFRS 15 load-to-discharge adjustment has resulted in a negative TCE adjustment of USD 7.2 million.

With a diversified and modern fleet of over 130 modern vessels and increasing asset values, our net asset value (NAV1) stands at approximately USD 4.3 billion by the end of the quarter, translating to a NAV per share of around USD 8.37 (~NOK 90.35). This includes that we hold purchase options for eight chartered-in vessels, valued at approximately USD 120 million, enabling us to capitalise on asset value appreciation.

We achieved a significant milestone on April 9, 2024 by listing our common shares on the New York Stock Exchange (NYSE) under the ticker ‘HAFN’, complementing our existing listing on the Oslo Stock Exchange (OSE). This dual listing expands our investor base, offering direct exposure in the US markets to our strong commercial performance and track record of shareholder returns. On the same day, we announced that we're raising our dividend payout ratio from 70% to 80% when our net loan-to-value is between 20% and 30%.

Additionally, when our net loan-to-value falls below 20%, we will raise this further to 90% from the previous 80%. This shows our dedication to providing solid returns to shareholders while also managing our finances responsibly.

At the close of the quarter, our net loan-to-value stood at 24.2%, aligning with our updated payout ratio and I am pleased to announce a dividend payout ratio of 80%, translating to a dividend of USD 175.7 million or USD 0.3443 per share. This marks the highest dividend Hafnia has ever made and holds potential for further growth as we continue strengthening our balance sheet.

In the first quarter, the product tanker market was significantly impacted by events in the Red Sea, causing vessels to take longer routes. Looking ahead to the rest of 2024, the outlook remains positive. This is mainly due to refinery dislocations and ramp-ups expected in the Middle East, alongside minimal growth in tanker supply. Firm oil demand, particularly from China and India, also contributes to this positive outlook.

As of May 10, 2024, we've secured coverage for 68% of the earning days in Q2, averaging USD 37,896 per day, and 32% coverage at USD 33,901 per day for the entire 2024.

- Mikael Skov, CEO Hafnia

1 NAV is calculated using the fair value of Hafnia’s owned vessels.

Summary

Safe Harbour Statement

Disclaimer regarding forward-looking statements in the interim report

Matters discussed in this unaudited interim report (this “Report) may constitute “forward-looking statements”. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts or present facts and circumstances.

We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection with this safe harbor legislation. This Report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial and operational performance.

These forward-looking statements may be identified by the use of forward-looking terminology, such as the terms “anticipates”, “assumes”, “believes”, “can”, “continue”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “likely”, “may”, “might”, “plans”, “should”, “potential”, “projects”, “seek”, “will”, “would” or, in each case, their negative, or other variations or comparable terminology. They include statements regarding Hafnia’s intentions, beliefs or current expectations concerning, among other things, the financial strength and position of the Group, operating results, liquidity, prospects, growth, the implementation of strategic initiatives, as well as other statements relating to the Group’s future business development, financial performance and the industry in which the Group operates.

Prospective investors in Hafnia are cautioned that forward-looking statements are not guarantees of future performance and that the Group’s actual financial position, operating results and liquidity, and the development of the industry and potential market in which the Group may operate in the future, may differ materially from those made in, or suggested by, the forward-looking statements contained in this Report. Hafnia cannot guarantee that the intentions, beliefs or current expectations upon which its forward-looking statements are based, will occur.

By their nature, forward-looking statements involve, and are subject to, known and unknown risks, uncertainties and assumptions as they relate to events and depend on circumstances that may or may not occur in the future. Actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors including, but not limited to:

•	general economic, political, security, and business conditions, including the development of the ongoing war between Russia and Ukraine and the conflict between Israel and Hamas;

•	general chemical and product tanker market conditions, including fluctuations in charter rates, vessel values and factors affecting supply and demand of crude oil and petroleum products or chemicals, including the impact of the COVID-19 pandemic and the ongoing efforts throughout the world to contain it;

•	changes in expected trends in scrapping of vessels;

•	changes in demand in the chemical and product tanker industry, including the market for LR2, LR1, MR and Handy chemical and product tankers;

•	competition within our industry, including changes in the supply of chemical and product tankers;

•	our ability to successfully employ the vessels in our Hafnia Fleet and the vessels under our commercial management;

•	changes in our operating expenses, including fuel or cooling down prices and lay-up costs when vessels are not on charter, drydocking and insurance costs;

•	our ability to comply with, and our liabilities under, governmental, tax, environmental and safety laws and regulations;

•	changes in governmental regulations, tax and trade matters and actions taken by regulatory authorities;

•	potential disruption of shipping routes and demand due to accidents, piracy or political events;

•	vessel breakdowns and instances of loss of hire;

•	vessel underperformance and related warranty claims;

•	our expectations regarding the availability of vessel acquisitions and our ability to complete the acquisition of newbuild vessels;

•	our ability to procure or have access to financing and refinancing;

•	our continued borrowing availability under our credit facilities and compliance with the financial covenants therein;

•	fluctuations in commodity prices, foreign currency exchange and interest rates;

•	potential conflicts of interest involving our significant shareholders;

•	our ability to pay dividends;

•	technological developments; and

•	the impact of increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to environmental, social and governance initiatives, objectives and compliance.

Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found under “Item 3. – Key Information – D. Risk Factors” of Hafnia’s Registration Statement on Form 20-F, filed with the U.S. Securities and Exchange Commission on 1 April 2024. Because of these known and unknown risks, uncertainties and assumptions, the outcome may differ materially from those set out in the forward-looking statements. These forward-looking statements speak only as at the date on which they are made. Hafnia undertakes no obligation to publicly update or publicly revise any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to Hafnia or to persons acting on Hafnia’s behalf are expressly qualified in their entirety by the cautionary statements referred to above and contained elsewhere in this Report.

Highlights – Q1 2024

Financial – Q1

In Q1 2024, Hafnia recorded a net profit of USD 219.6 million equivalent to a profit per share of USD 0.43 per share (Q1 2023: USD 256.6 million equivalent to a profit per share of USD 0.51 per share).

The commercially managed pool business generated an income of USD 9.8 million (Q1 2023: USD 11.1 million).

Time Charter Equivalent (TCE)1 earnings for Hafnia Limited (the “Company” or “Hafnia”, together with its subsidiaries, the “Group”) were USD 378.8 million in Q1 2024 (Q1 2023: USD 377.2 million) resulting in an average TCE1 of USD 36,230 per day.

Adjusted EBITDA1 was USD 287.1 million in Q1 2024 (Q1 2023: USD 296.0 million).

As of 10 May 2024, 68% of total earning days of the fleet were covered for Q2 2024 at USD 37,896 per day.

In Q1 2024, Hafnia carried out the following activities:

•	On 27 March 2024, Hafnia publicly filed a registration statement with the U.S. Securities and Exchange Commission (the “SEC”), for the purpose of listing of the Company’s common shares on the New York Stock Exchange (“NYSE”).

•	On 9 April 2024, Hafnia’s common shares commenced trading on the NYSE under the ticker “HAFN”, while continuing to be listed on the Oslo Stock Exchange under the ticker “HAFNI”.

[1] See Non-IFRS Measures in Note 7.

Highlights – Q1 2024 CONTINUED

Market

In the first quarter of 2024, the product tanker market experienced a significant increase in earnings, largely due to ongoing issues affecting the Suez Canal, which caused shifts in trade routes. Additionally, challenges such as drought in the Panama Canal and low diesel inventories in Europe further drove strong performance for the quarter. Overall, the average rates in the first quarter surpassed those experienced in the fourth quarter of 2023.

According to the International Energy Agency (IEA), global oil demand in 2024 is showing signs of slowing down, with a decrease of 0.3 million barrels per day in the first quarter compared to 102.0 million barrels per day in the fourth quarter. The post-COVID surge in oil demand has peaked, and now global oil demand is primarily influenced by broader economic factors and market conditions rather than policy decisions. However, despite this, global oil demand for 2024 is still projected to increase by 1.2 million barrels per day to reach 103.2 million barrels, with non-OECD countries like China and India driving most of the growth. The demand mix is expected to be led by LPG/ethane and naphtha.

In addition to strong oil demand in 2024, changes in the refinery landscape are set to boost the product tanker market. In 2023, increases in export volumes were largely driven by new refinery operations in the Middle East, such as Al Zour in Kuwait and Duqm in Oman. These refineries, along with others opening in Africa and Asia, are expected to increase production further this year.

On the other hand, ongoing refinery shutdowns in regions like the U.S. and Europe mean that they will need to compensate for lost volumes with imports. This ongoing shift in refinery operations and distribution patterns will alter global oil trade routes and contribute to increased product tonne-miles.

While the impact of sanctions on Russia's products has been fully felt, it has left a lingering effect on inventories. Distillate inventories in Europe remain below the past decade’s average, requiring replenishment. This potential increase in European imports to refill inventories is likely to occur through long-haul trades from the Middle East, where refinery capacities focused on middle distillates continue to expand.

Regarding the product tanker supply, the outlook for 2024 remains positive, with limited growth expected this year. Growth is, however, anticipated to pick up from 2025 onwards, primarily due to an increase in LR2 orders in 2023. While ordering in 2024 has also risen, the overall outlook remains favourable, with the product tanker order book accounting for a relatively modest 14% of fleet capacity as of the end of April 2024.

Looking ahead, healthy market conditions are expected to persist. Ongoing geopolitical uncertainties will drive demand for tonne miles while tonnage flows through the Panama Canal are gradually returning to normal. The dislocation of refinery capacity with oil-consuming regions and limited supply growth will support vessel utilisation and contribute to overall tonne-mile growth.

Highlights – Q1 2024 CONTINUED

Fleet

At the end of the quarter, Hafnia had 117 owned vessels1 and 14 chartered-in vessels. The total fleet of the Group comprises 10 LR2s, 35 LR1s (including 3 bareboat-chartered in and 4 time-chartered in), 62 MRs of which 9 are IMO II (including 10 time-chartered in and 5 bareboat chartered in) and 24 Handy vessels of which 18 are IMO II (including 10 bareboat-chartered in).

The average estimated broker value of the owned fleet was USD 4,682 million, of which the LR2 vessels had a broker value of USD 641 million, the LR1 fleet had a broker value of USD 1,214 million2, the MR fleet had a broker value of USD 1,953 million3 and the Handy vessels had a broker value of USD 874 million4. The unencumbered vessels had a broker value of USD 600 million.

The fleet chartered-in had a right-of-use asset book value of USD 23.9 million with a corresponding lease liability of USD 28.8 million.

Hafnia will pay a quarterly dividend of USD 0.3443 per share. Record date will be 23 May 2024 with ex. Dividend date of 22 May 2024 and payment from 29 May 2024 onwards. Please see separate announcement for dividend.

The Quarterly Financial Information Q1 2024 has not been audited or reviewed by auditors.

Conference call

Hafnia will host a conference call for investors and financial analysts at 8:30 pm SGT/2:30 pm CET/8:30 am EST on 15 May 2024.

The investor presentation will be available after the live event on the Investor Relations Section at www.hafniabw.com.

Hafnia
Mikael Skov, CEO Hafnia: +65 8533 8900
www.hafniabw.com

[1] Including bareboat chartered in vessels; six LR1s and four LR2s owned through 50% ownership in the Vista Joint Venture and two MRs owned through 50% ownership in the Andromeda Joint Venture
[2] Including USD 338 million relating to Hafnia’s 50% share of six LR1s and four LR2s owned through 50% ownership in the Vista Joint Venture
[3] Including USD 50 million relating to Hafnia’s 50% share of two MRs owned through 50% ownership in the Andromeda Joint Ventures; and IMO II MR vessels
[4] Including IMO II Handy vessels

Key figures

USD million	Q2 2023	Q3 2023	Q4 2023[6]	Q1 2024
Income Statement
Operating revenue (Hafnia vessels and TC vessels)	482.0	427.8	472.0	521.8
Profit before tax	214.7	147.9	178.3	221.3
Profit for the period	213.3	146.9	176.4	219.6
Financial items	(19.8)	(22.6)	(7.1)	(18.9)
Share of profit from joint ventures	5.1	3.3	4.9	7.3
TCE income[1]	349.3	310.3	329.8	378.8
Adjusted EBITDA[1]	261.6	220.8	234.5	287.1
Balance Sheet
Total assets	4,086.7	3,821.6	3,913.9	3,897.0
Total liabilities	1,910.9	1,623.4	1,686.2	1,541.8
Total equity	2,175.8	2,198.2	2,227.7	2,355.2
Cash at bank and on hand[2]	241.5	124.8	141.6	128.9
Key financial figures
Return on Equity (RoE) (p.a.) [3]	40.8%	27.9%	33.3%	38.3%
Return on Invested Capital (p.a.) [4]	26.4%	19.2%	19.3%	27.6%
Equity ratio	53.9%	57.5%	56.9%	60.4%
Net loan-to-value (LTV) ratio[5]	30.1%	27.4%	26.3%	24.2%

[1] See Non-IFRS Measures in Note 7.
[2] Excluding cash retained in the commercial pools.
[3] Annualised
4 ROIC is calculated using annualised EBIT less tax.
[5] Net loan-to-value is calculated as vessel bank and finance lease debt (excluding debt for vessels sold but pending legal completion), debt from the pool borrowing base facilities less cash at bank and on hand, divided by broker vessel values (100% owned vessels).

6 Q4 2023 figures onwards include IFRS 15 load to discharge adjustments; while previous quarters were not adjusted. Operating revenue from Q4 2023 onwards is adjusted for pool allocation while previous quarters were not adjusted.

Key figures CONTINUED

For the 3 months ended 31 March 2024	LR2	LR1	MR	[6]	Handy	[7]	Total
Vessels on water at the end of the period[1]	6	29	60		24		119
Total operating days[2]	483	2,545	5,243		2,184		10,455
Total calendar days (excluding TC-in)	546	2,275	4,550		2,184		9,555
TCE (USD per operating day)[3]	52,813	46,749	32,888		28,307		36,230
OPEX (USD per calendar day)[4]	8,550	8,178	7,812		7,569		7,886
G&A (USD per operating day)[5]							1,228

Vessels on balance sheet

As at 31 March 2024, total assets amounted to USD 3,897.0 million, of which USD 2,714.4 million represents the carrying value of the Group’s vessels including dry docking but excluding right-of-use of assets, is as follows:

Balance Sheet USD million	LR2	LR1	MR	[6]	Handy	7	Total
Vessels (including dry-dock)	248.9	656.1	1,256.2		553.2		2,714.4

[1] Excluding six LR1s and four LR2s owned through 50% ownership in the Vista Joint Venture and two MRs owned through 50% ownership in the Andromeda Joint Venture

[2] Total operating days include operating days for vessels that are time chartered-in. Operating days are defined as the total number of days (including waiting time) in a period during which each vessel is owned, partly owned, operated under a bareboat arrangement (including sale and lease-back) or time chartered-in, net of technical off-hire days. Total operating days stated in the quarterly financial information include operating days for TC Vessels.

[3] See Non-IFRS Measures in Note 7.
4 OPEX includes vessel running costs and technical management fees.
5 G&A includes all expenses and is adjusted for cost incurred in managing external vessels.
[6] Inclusive of nine IMO II MR vessels.
[7] Inclusive of 18 IMO II Handy vessels.

Consolidated interim statement of comprehensive income

	For the 3 months ended 31 March 2024 USD’000	For the 3 months ended 31 March 2023 USD’000
Revenue (Hafnia Vessels and TC Vessels)	521,792	522,601
Revenue (External Vessels in Disponent-Owner Pools) [1]	263,101	93,957
Voyage expenses (Hafnia Vessels and TC Vessels)	(142,990)	(145,409)
Voyage expenses (External Vessels in Disponent-Owner Pools) [1]	(84,213)	(42,751)
Pool distributions for External Vessels in Disponent-Owner Pools	(178,888)	(51,206)
	378,802	377,192

Other operating income	9,824	11,110
Vessel operating expenses	(69,629)	(64,655)
Technical management expenses	(5,719)	(6,025)
Charter hire expenses	(9,530)	(6,887)
General and administrative expenses	(16,696)	(14,722)
	287,052	296,013

Depreciation charge of property, plant and equipment	(53,793)	(51,661)
Amortisation charge of intangible assets	(336)	(332)
Gain on disposal of assets	—	36,687
Operating profit	232,923	280,707

Capitalised financing fees written off	(1,663)	—
Interest income	2,805	4,909
Interest expense	(15,827)	(29,200)
Other finance expense	(4,213)	(3,680)
Finance expense – net	(18,898)	(27,971)

Share of profit from joint ventures	7,289	5,822
Profit before income tax	221,314	258,558

Income tax expense	(1,743)	(1,923)
Profit for the financial period	219,571	256,635

[1] “External Vessels in Disponent-Owner Pools” means vessels that are commercially managed by the Group in the Disponent-Owner Pool arrangements that are not Hafnia Vessels or TC Vessels.

Consolidated interim statement of comprehensive income CONTINUED

	For the 3 months ended 31 March 2024 USD’000	For the 3 months ended 31 March 2023 USD’000
Other comprehensive income:

Items that may be subsequently reclassified to profit or loss:
Foreign operations - foreign currency translation differences	23	(71)
Fair value gains/(losses) on cash flow hedges	14,124	(1,889)
Reclassification to profit or loss	(8,392)	(8,409)
	5,755	(10,369)
Items that will not be subsequently reclassified to profit or loss:
Equity investments at FVOCI – net change in fair value	1,260	—
Total other comprehensive income	7,016	(10,369)

Total comprehensive income for the period	226,586	246,266

Earnings per share attributable to the equity holders of the Company

Basic no. of shares	509,754,103	502,326,514
Basic earnings in USD per share	0.43	0.51
Diluted no. of shares	504,597,121	509,159,605
Diluted earnings in USD per share	0.43	0.50

Consolidated balance sheet

	As at 31 March 2024 USD’000	As at 31 December 2023 USD’000
Vessels	2,642,869	2,673,938
Dry docking and scrubbers	71,550	68,159
Right-of-use assets - Vessels	23,850	34,561
Other property, plant and equipment	925	964
Total property, plant and equipment	2,739,194	2,777,622

Intangible assets	976	1,290
Total intangible assets	976	1,290

Joint ventures	67,461	60,172
Other investments	23,223	23,953
Restricted cash[1]	13,421	13,381
Loans receivable from joint ventures	73,116	69,626
Deferred tax assets	—	36
Derivative financial instruments	40,637	35,023
Total other non-current assets	217,858	202,191

Total non-current assets	2,958,028	2,981,103

Inventories	111,613	107,704
Trade and other receivables	598,677	589,710
Derivative financial instruments	12,080	12,902
Cash at bank and on hand	128,916	141,621
Cash retained in the commercial pools[2]	87,704	80,900
Total current assets	938,990	932,837

Total assets	3,897,018	3,913,940
Share capital	5,103	5,069
Share premium	1,068,267	1,044,849
Contributed surplus	537,112	537,112
Other reserves	17,920	27,620
Treasury shares	(273)	(17,951)
Retained earnings	727,076	631,025
Total shareholders’ equity	2,355,205	2,227,724

Borrowings	944,850	1,025,023
Total non-current liabilities	944,850	1,025,023

Current income tax liabilities	777	8,111
Derivative financial instruments	122	276
Trade and other payables	345,146	385,478
Borrowings[3]	250,918	267,328
Total current liabilities	596,963	661,193

Total liabilities	1,541,813	1,686,216
Total shareholders’ equity and liabilities	3,897,018	3,913,940

[1] Restricted cash includes cash placed in debt service reserve and FFA collateral accounts.
[2] The cash retained in the commercial pools represents cash in the pool bank accounts that are opened in the name of the Group’s pool management company and can only be used for the operation of vessels within the commercial pools.
[3] Borrowings include USD 113.0 million of bank borrowings relating to pool financing, of which approximately USD 47.7 million is attributable to working capital advanced to external pool participants and has been adjusted in calculation of Net LTV.

Consolidated interim statement of changes in equity

	Share Capital USD’000	Share Premium USD’000	Contributed Surplus USD’000	Translation reserve USD’000	Hedging reserve USD’000	Treasury shares USD’000	Capital reserves USD’000	Share-based payment reserve USD’000	Other reserve USD’000	Retained earnings USD’000	Total USD’000
Balance at 1 January 2024	5,069	1,044,849	537,112	(63)	39,312	(17,951)	(25,137)	3,788	9,720	631,025	2,227,724
Transactions with owners
Purchase of treasury shares	34	23,418	—	—	—	—	—	—	—	—	23,452
Equity-settled share-based payment	—	—	—	—	—	—	—	559	—	—	559
Dividends paid	—	—	—	—	—	—	—	—	—	(123,520)	(123,520)
Share options exercised	—	—	—	—	—	17,678	(15,707)	(1,567)	—	—	404
Total comprehensive income
Profit for the financial period	—	—	—	—	—	—	—	—	—	219,571	219,571
Other comprehensive income	—	—	—	23	5,732	—	—	—	1,260	—	7,015
Balance at 31 March 2024	5,103	1,068,267	537,112	(40)	45,044	(273)	(40,844)	2,780	10,980	727,076	2,355,205

Balance at 1 January 2023	5,035	1,023,996	537,112	29	68,458	(12,675)	(710)	5,873	—	381,886	2,009,004
Transactions with owners
Purchase of treasury shares	34	20,853	—	—	—	(44,339)	—	—	—	—	(23,452)
Equity-settled share-based payment	—	—	—	—	—	—	—	2,822	—	—	2,822
Share options exercised	—	—	—	—	—	39,063	(24,427)	(4,907)	—	—	9,729
Dividends paid	—	—	—	—	—	—	—	—	—	(544,136)	(544,136)
Total comprehensive income
Profit for the financial period	—	—	—	—	—	—	—	—	—	793,275	793,275
Other comprehensive (loss)/income	—	—	—	(92)	(29,146)	—	—	—	9,720	—	(19,518)
Balance at 31 December 2023	5,069	1,044,849	537,112	(63)	39,312	(17,951)	(25,137)	3,788	9,720	631,025	2,227,724

Consolidated statement of cash flows

	For the 3 months ended 31 March 2024 USD’000	For the 3 months ended 31 March 2023 USD’000
Cash flows from operating activities
Profit for the financial period	219,571	256,635
Adjustments for:
- depreciation and amortisation charges	54,129	51,993
- gain on disposal of assets	—	(36,687)
- interest income	(2,805)	(4,909)
- interest expense	17,490	29,200
- other finance expense	4,213	3,680
- income tax expense	1,743	1,923
- share of profit of equity accounted investees, net of tax	(7,289)	(5,822)
- equity-settled share-based payment transactions	559	814
Operating cash flow before working capital changes	287,611	296,827

Changes in working capital:
- inventories	(3,909)	(20,110)
- trade and other receivables	(9,185)	(277,503)
- trade and other payables	(17,548)	356,061
Cash generated from operations	256,969	355,275
Income tax paid	(8,451)	(1,247)
Net cash provided by operating activities	248,518	354,028

Cash flows from investing activities
Acquisition of other investments	(353)	(250)
Purchase of property, plant and equipment	(15,365)	(2,055)

Consolidated statement of cash flows CONTINUED

	For the 3 months ended 31 March 2024 USD’000	For the 3 months ended 31 March 2023 USD’000
Purchase of intangible assets	(22)	—
Proceeds from disposal of property, plant and equipment	—	95,712
Proceeds from disposal of other investments	2,344	—
Interest income received	1,798	3,496
Loan to joint ventures	(2,581)	—
Net cash (used in)/provided by investing activities	(14,179)	96,903

Cash flows from financing activities
Proceeds from borrowings from external financial institutions	30,000	74,424
Repayment of borrowings to external financial institutions	(15,725)	(126,091)
Repayment of borrowings to non-related parties	—	(132)
Repayment of finance lease liabilities	(113,896)	(120,258)
Proceeds from employee share option plan	408	8,578
Payment of financing fees to external financial institutions	—	(1,247)
Interest paid to external financial institutions	(13,865)	(34,916)
Interest paid to a third party	—	(3)
Other finance expense paid	(3,642)	(2,492)
Dividends paid	(123,520)	(159,204)
Net cash used in financing activities	(240,240)	(361,341)

Net (decrease)/increase in cash and cash equivalents	(5,901)	89,590
Cash and cash equivalents at beginning of the financial period	222,521	280,325
Cash and cash equivalents at end of the financial period	216,620	369,915

Cash and cash equivalents at the end of the financial period consists of:
Cash at bank and on hand	128,916	268,306
Cash retained in the commercial pools	87,704	101,609
Cash and cash equivalents at end of the financial period	216,620	369,915

Cash and cash flows

Cash at bank and on hand1 amounted to USD 128.9 million as of 31 March 2024 (31 December 2023: USD 141.6 million).

Operating activities generated a net cash inflow of USD 248.5 million in Q1 2024 (Q1 2023: USD 356.3 million).

Cash flows from operating activities were principally utilised for vessel drydocking costs, repayments of borrowings and interest, and payment of dividends to shareholders.

Investing activities resulted in a net cash outflow of USD 14.2 million in Q1 2024 (Q1 2023: net cash inflow of USD 98.9 million).

Financing activities resulted in a net cash outflow of USD 240.2 million in Q1 2024 (Q1 2023: net cash outflow of USD 361.3 million).

[1] Excluding cash retained in the commercial pools.

Dividend policy

In April 2024, Hafnia Board of Directors approved an increase in the dividend payout ratio. Under the revised dividend policy, Hafnia will increase its payout ratio from the previous 70%, to 80%, when the net loan-to-value is above 20% but equal to or below 30%. Furthermore, if the net loan-to-value is equal to or below 20%, the payout ratio will be further elevated to 90% from the previous 80%.

Following this update, Hafnia will target a quarterly payout ratio of net profit, adjusted for extraordinary items, of:

■	50% payout of net profit if Net loan-to-value is above 40%,
■	60% payout of net profit if Net loan-to-value is above 30% but equal to or below 40%,
■	80% payout of net profit if Net loan-to-value is above 20% but equal to or below 30%, and
■	90% payout of net profit if Net loan-to-value is equal to or below 20%

Net loan-to-value is calculated as vessel bank and finance lease debt (excluding debt for vessels sold but pending legal completion), debt from the pool borrowing base facilities less cash at bank and on hand divided by broker vessel values (100% owned vessels).

The final amount of dividend is to be decided by the Board of Directors. In addition to cash dividends, the Company may buy back shares as part of its total distribution to shareholders.

In deciding whether to declare a dividend and determining the dividend amount, the Board of Directors will take into account the Group's capital requirements, including capital expenditure commitments, financial condition, general business conditions, legal restrictions, and any restrictions under borrowing arrangements or other contractual arrangements in place at the time.

Dividend for Q1

The board has set the quarterly payout ratio at 80% for Q1 2024.

Coverage of earning days

As of 10 May 2024, 68% of the total earning days in Q2 2024 were covered at USD 37,896 per day. The table on the next page shows the figures for Q2 2024, Q2 to Q4 2024 and the full year of 2025.

Fleet overview	Q2 2024	Q2 to Q4 2024	2025
Owned ships, # of vessels
LR2	6.0	6.0	6.0
LR1	10.0	10.0	10.0
MR2	44.0	44.0	44.0
Handy[3]	6.0	6.0	6.0
Total	66.0	66.0	66.0

Charter-in and leaseback ships, # of vessels
LR2	—	—	—
LR1	18.9	17.8	15.5
MR2	15.5	13.7	7.3
Handy[3]	18.0	18.0	18.0
Total	52.4	49.5	40.8

Vista joint venture ships[1], # of vessels
LR2	4.0	4.0	4.0
LR1	6.0	6.0	6.0
MR2	2.0	2.0	3.0
Handy[3]	—	—	—
Total	12.0	12.0	13.0

Coverage of earning days is prepared as of 10 May 2024.

[1] The figures are presented on a 100% basis. The JV vessels are owned through Hafnia’s 50% participation in the Vista and Andromeda joint ventures.
[2] Inclusive of nine IMO II vessels
[3] Inclusive of 18 IMO II vessels

Coverage of earning days CONTINUED

	Q2 2024	Q2 to Q4 2024	2025
Total ships, # of vessels
LR2	6.0	6.0	6.0
LR1	10.0	10.0	10.0
MR1	44.0	44.0	44.0
Handy[2]	6.0	6.0	6.0
Total	66.0	66.0	66.0

Covered, %
LR2	85%	55%	44%
LR1	54%	18%	0%
MR1	67%	34%	8%
Handy[2]	83%	37%	4%
Total	68%	32%	8%

Covered rates, USD per day
LR2	40,814	33,483	25,765
LR1	48,681	48,621	—
MR1	34,900	30,785	21,563
Handy[2]	32,602	31,043	24,162
Total	37,896	33,901	23,603

Coverage of earning days is prepared as of 10 May 2024.

[1] Inclusive of nine IMO II vessels
[2] Inclusive of 18 IMO II vessels

Tanker segment results

LR2	Q2 2023	Q3 2023	Q4 2023[4]	Q1 2024
Operating days (owned)	546	552	550	483
Operating days (TC - in)	—	—	—	—
TCE (USD per operating day)[1]	36,926	31,272	38,884	52,813
TCE (TC - in) (USD per operating day)[1]	—	—	—	—
Calendar days (excluding TC - in)	546	552	552	546
OPEX (USD per calendar day)	8,206	8,348	6,984	8,550

MR2	Q2 2023	Q3 2023	Q4 2023[4]	Q1 2024
Operating days (owned)	4,312	4,416	4,442	4,333
Operating days (TC - in)	832	920	920	910
TCE (USD per operating day)[1]	30,954	29,141	31,355	32,888
TCE (TC - in) (USD per operating day)[1]	33,023	31,652	32,299	33,609
Calendar days (excluding TC - in)	4,342	4,508	4,541	4,550
OPEX (USD per calendar day)	7,621	8,093	8,131	7,812
LR1	Q2 2023	Q3 2023	Q4 2023[4]	Q1 2024
Operating days (owned)	2,154	2,240	2,253	2,181
Operating days (TC - in)	363	350	360	364
TCE (USD per operating day)[1]	41,119	30,198	32,184	46,749
TCE (TC - in) (USD per operating day)[1]	37,891	28,825	33,716	47,507
Calendar days (excluding TC - in)	2,248	2,298	2,300	2,275
OPEX (USD per calendar day)	7,731	8,628	7,601	8,178

HANDY[3]	Q2 2023	Q3 2023	Q4 2023[4]	Q1 2024
Operating days (owned)	2,180	2,199	2,207	2,184
Operating days (TC - in)	—	—	—	—
TCE (USD per operating day)[1]	30,100	26,780	25,459	28,307
TCE (TC - in) (USD per operating day)[1]	—	—	—	—
Calendar days (excluding TC - in)	2,184	2,208	2,208	2,184
OPEX (USD per calendar day)	7,846	7,753	7,329	7,569

1 TCE represents gross TCE income after adding back pool commissions; See Non-IFRS Measures in Note 7.
[2] Inclusive of IMO II MR vessels.
[3] Inclusive of IMO II Handy vessels.
4 Q4 2023 figures onwards include IFRS 15 load to discharge adjustments; while previous quarters were not adjusted. Operating revenue from Q4 2023 onwards is adjusted for pool allocation while previous quarters were not adjusted.

Tanker segment results CONTINUED

Chemical - Stainless	Q2 2023	Q3 2023	Q4 2023[2]	Q1 2024
Operating days (owned)	—	—	—	—
Operating days (TC - in)	57	39	—	—
TCE (USD per operating day)[1]	15,994	10,068	—	—
TCE (TC - in) (USD per operating day)[1]	—	—	—	—
Calendar days (excluding TC - in)	—	—	—	—
OPEX (USD per calendar day)	—	—	—	—

1 TCE represents gross TCE income after adding back pool commissions; See Non-IFRS Measures in Note 7.
2 Q4 2023 figures onwards include IFRS 15 load to discharge adjustments; while previous quarters were not adjusted. Operating revenue from Q4 2023 onwards is adjusted for pool allocation while previous quarters were not adjusted.

Note 1: Property, plant and equipment

	Right-of-use Assets - Vessels USD’000	Vessels USD’000	Dry docking and scrubbers USD’000	Others USD’000	Total USD’000
Cost
At 1 January 2024	199,582	3,573,265	143,375	1,495	3,917,717
Additions	—	3,324	11,996	45	15,365
Write-off on completion of dry docking cycle	—	—	(7,946)	—	(7,946)
At 31 March 2024	199,582	3,576,589	147,425	1,540	3,925,136

Accumulated depreciation and impairment charge
At 1 January 2024	165,021	899,327	75,216	531	1,140,095
Depreciation charge	10,711	34,393	8,605	84	53,793
Write-off on completion of dry docking cycle	—	—	(7,946)	—	(7,946)
At 31 March 2024	175,732	933,720	75,875	615	1,185,942

Net book value
At 31 March 2024	23,850	2,642,869	71,550	925	2,739,194

Note 1: Property, plant and equipment CONTINUED

	Right-of-use Assets - Vessels USD’000	Vessels USD’000	Dry docking and scrubbers USD’000	Others USD’000	Total USD’000
Cost
At 1 January 2023	187,730	3,698,658	138,001	1,369	4,025,758
Additions	—	1,592	408	55	2,055
Disposal of vessel	—	(164,795)	(7,481)	—	(172,276)
Reclassification to assets held for sale	—	(60,321)	(1,729)	—	(62,050)
At 31 March 2023/1 April 2023	187,730	3,475,134	129,199	1,424	3,793,487
Additions	—	86,445	7,405	4	93,854
Disposal of vessel	—	(58,712)	(3,340)	—	(62,052)
Write-off on completion of dry docking cycle	—	—	(1,575)	—	(1,575)
At 30 June 2023/1 July 2023	187,730	3,502,867	131,689	1,428	3,823,714
Additions	—	33,966	8,400	51	42,417
Write-off on completion of dry docking cycle	—	—	(2,727)	—	(2,727)
At 30 September 2023/1 October 2023	187,730	3,536,833	137,362	1,479	3,863,404
Additions	11,852	36,432	9,618	16	57,918
Disposal of vessel	—	(60,321)	(1,696)	—	(62,017)
Write-off on completion of dry docking cycle	—	—	(3,638)	—	(3,638)
Reclassification of assets held for sale to disposal of vessel	—	60,321	1,729	—	62,050
At 31 December 2023	199,582	3,573,265	143,375	1,495	3,917,717

Note 1: Property, plant and equipment CONTINUED

	Right-of-use Assets - Vessels USD’000	Vessels USD’000	Dry docking and scrubbers USD’000	Others USD’000	Total USD’000
Accumulated depreciation and impairment charge
At 1 January 2023	119,826	970,339	58,791	239	1,149,195
Depreciation charge	11,232	33,153	7,204	72	51,661
Disposal of vessel	—	(111,179)	(2,072)	—	(113,251)
Reclassification to assets held for sale	—	(49,015)	(482)	—	(49,497)
At 31 March 2023/1 April 2023	131,058	843,298	63,441	311	1,038,108
Depreciation charge	11,292	33,250	6,935	68	51,545
Disposal of vessel	—	(46,287)	(1,852)	—	(48,139)
Write-off on completion of dry docking cycle	—	—	(1,575)	—	(1,575)
At 30 June 2023/1 July 2023	142,350	830,261	66,949	379	1,039,939
Depreciation charge	11,335	34,572	7,158	70	53,135
Write-off on completion of dry docking cycle	—	—	(2,727)	—	(2,727)
At 30 September 2023/1 October 2023	153,685	864,833	71,380	449	1,090,347
Depreciation charge	11,336	34,494	7,474	82	53,386
Write-off on completion of dry docking cycle	—	—	(3,638)	—	(3,638)
Disposal of vessel	—	(49,015)	(482)	—	(49,497)
Reclassification of assets held for sale to disposal of vessel	—	49,015	482	—	49,497
At 31 December 2023	165,021	899,327	75,216	531	1,140,095
Net book value
At 31 December 2023	34,561	2,673,938	68,159	964	2,777,622

Note 1: Property, plant and equipment CONTINUED

a.	The Group organises the commercial management of the fleet of product tanker vessels into seven individual commercial pools: LR1, LR2, MR, Handy, Chemical-MR, Chemical-Handy and Specialised. Each individual commercial pool constitutes a separate cash-generating unit (“CGU”). For vessels deployed on a time-charter basis outside the commercial pools, each of these vessels constitutes a separate CGU.

Management is required to assess whenever events or changes in circumstances indicate that the carrying value of these CGUs may not be recoverable. Management measures the recoverability of each CGU by comparing its carrying amount to its ‘recoverable value’, being the higher of its fair value less costs of disposal or value in use (“VIU”) based on future discounted cash flows that CGU is expected to generate over its remaining useful life.

Note 1: Property, plant and equipment CONTINUED

As at 31 March 2024, the Group assessed whether these CGUs have indicators of impairment by reference to internal and external factors. The market valuation of the fleet of vessels, as appraised by independent shipbrokers, is one key test performed by the Group.

Based on this assessment, alongside with other industry factors, the Group concluded that there is no indication that any impairment loss or reversal of previously recognised impairment loss is needed for the 3 months ended 31 March 2024 (3 months ended 31 March 2023: USD Nil).

b.	The Group has mortgaged vessels with a total carrying amount of USD 2,342.1 million as at 31 March 2024 (31 March 2023: USD 2,697.6 million) as security over the Group’s bank borrowings.

c.	There were no additions to right-of-use assets as at 31 March 2024 (3 months ended 31 March 2023: USD Nil).

d.	The average purchase option price and next exercisable option period for time chartered-in vessels recognised as right-of use assets by segment are as follows:

USD’000	Average purchase option price[1]	Next exercisable option period[2]
LR1	40,800	Exercisable immediately in current financial period
MR	29,100	Exercisable immediately in current financial period

[1] The purchase option price decreases by a fixed amount per year, or on a pro-rata basis based on individual contract terms. The value of the purchase options amount to USD 120 mil as at the end of the reporting period.

[2] Prior notice period of three to four months required before exercise of options

Note 2: BORROWINGS

	As at 31 March 2024 USD’000	As at 31 December 2023 USD’000
Current
Bank borrowings	174,349	174,004
Sales and leaseback-liabilities (accounted for as financing transaction)	49,370	57,305
Other lease liabilities	27,199	36,019
Total current borrowings	250,918	267,328

Non-current
Bank borrowings	413,205	398,507
Sales and leaseback-liabilities (accounted for as financing transaction)	530,006	622,174
Other lease liabilities	1,639	4,342
Total non-current borrowings	944,850	1,025,023

Total borrowings	1,195,768	1,292,351

Note 2: BORROWINGS CONTINUED
As at 31 March 2024, bank borrowings consist of ten credit facilities from external financial institutions, namely USD 473 million, USD 374 million, USD 216 million, USD 106 million, USD 84 million and USD 39 million, USD 40 million, USD 303 million and two borrowing base facilities (31 December 2023: USD 473 million, USD 374 million, USD 216 million, USD 106 million, USD 84 million,USD 39 million, USD 40 million, USD 303 million and two borrowing base facilities). These facilities are secured by the Group’s fleet of vessels. The table below summarises key information of the bank borrowings:

Facility amount	Outstanding amount USD m	Maturity date
USD 473 million facility	107.9
- USD 413 million term loan		2026
- USD 60 million revolving credit facility		2026
USD 374 million facility	—
- USD 100 million revolving credit facility		2028
USD 216 million facility	140.5	2027
USD 106 million facility	88.6	2025
USD 84 million facility	54.2
- USD 68 million term loan		2026
- USD 16 million revolving credit facility		2026
USD 39 million facility	17.9
- USD 30 million term loan		2025
- USD 9 million revolving credit facility		2025
Up to USD 175 million borrowing base facility
Up to USD 175 million borrowing base facility	53.0
(with an accordion option of up to USD 75 million)	60.0	2024

Facility amount	Outstanding amount USD m	Maturity date
USD 40 million facility	37.8	2029
USD 303 million facility	28.0
- USD 303 million revolving credit facility		2029

Repayment profile USD’000	For the financial year ended 31 December 2024	For the financial year ended 31 December 2025
USD 473 million facility	21,744	28,992
USD 216 million facility	9,450	12,600
USD 106 million facility	6,642	81,920
USD 84 million facility	4,680	6,240
USD 39 million facility	2,503	15,464
Up to USD 175 million borrowing base facility	53,000
Up to USD 175 million borrowing base facility	60,000
(with an accordion option of up to USD 75 million)
USD 40 million facility	2,155	2,873
USD 303 million facility	—	—

Note 2: BORROWINGS CONTINUED

As at 31 March 2024, bank borrowings of joint ventures consist of six credit facilities (31 December 2023: six credit facilities) from external financial institutions. The table below summarises key information of the joint ventures’ bank borrowings:

Facility amount	Outstanding amount USD m	Maturity date
Vista joint venture
USD 51.8 million facility	32.4	2031
USD 111.0 million facility	80.9	2032
USD 89.6 million facility	85.0	2033
USD 88.5 million facility	87.3	2031

Andromeda joint venture
USD 22.1 million facility	18.0	2026
USD 23.5 million facility	20.2	2028
Repayment profile USD’000	For the financial year ended 31 December 2024	For the financial year ended 31 December 2025
Vista joint venture
USD 51.8 million facility	2,590	3,453
USD 111.0 million facility	5,550	7,400
USD 89.6 million facility	3,953	5,271
USD 88.5 million facility	3,687	4,917

Andromeda joint venture
USD 22.1 million facility	1,105	1,473
USD 23.5 million facility	1,103	1,470

Note 2: BORROWINGS CONTINUED

As at 31 March 2024, the finance lease liabilities consist of various facilities provided by external leasing houses. The vessels under these facilities are legally owned by the leasing houses and leased back to Hafnia. The maturity dates of the facilities range from 2029 to 2033.

The carrying amounts relating to the 12 LR1 vessels was USD 346.8 million (31 December 2023: USD 354.2 million), 10 CTI vessels was USD 185.3 million (31 December 2023: USD 276.9 million), and other finance leases was USD 47.3 million (31 December 2023: USD 48.5 million).

Interest rates

The weighted average effective interest rates per annum of total borrowings, excluding the effect of interest rate swaps, at the balance sheet date are as follows:

	As at 31 March 2024	As at 31 December 2023
Bank borrowings	7.0%	6.7%
Sales and leaseback-liabilities (accounted for as financing transaction)	7.2%	7.4%

Carrying amounts and fair values

The carrying values of the bank borrowings and finance lease liabilities approximate their fair values as they are re-priceable at one to three months intervals.

Note 3: Commitments

Operating lease commitments - where the Group is a lessor

The Group leases vessels to third parties under non-cancellable operating lease agreements. The Group classifies these leases as operating leases as the Group retains substantially all risks and rewards incidental to ownership of the leased assets.

The undiscounted lease payments under operating leases to be received after the reporting data are analysed as follows:

USD’000	As at 31 March 2024	As at 31 December 2023
Less than one year	89,813	87,459
One to two years	35,345	25,830
Two to five years	16,224	8,960
	141,382	122,249

Capital commitments - Joint ventures

The Group has equity interests in joint ventures and is obliged to provide its share of working capital for the joint ventures’ newbuild programme through either equity contributions or shareholder’s loans.

The future minimum capital contributions to be made at the reporting date but not yet recognised are as follows:

USD’000	As at 31 March 2024	As at 31 December 2023
Less than one year	18,069	28,394
One to two years	21,941	58,079
More than five years	42,591	19,360
	82,601	105,833

Note 4: Joint ventures

	As at 31 March 2024	As at 31 December 2023
	USD’000	USD’000
Interest in joint ventures	67,461	60,172

Note 4: Joint ventures CONTINUED

a.	Vista Shipping Pte Ltd

Vista Shipping Pte. Ltd. and its subsidiaries (“Vista Shipping”) is a joint venture in which the Group has joint control and 50% ownership interest. Vista Shipping is domiciled in Singapore and structured as a separate vehicle in shipowning, with the Group having residual interest in its net assets. Accordingly, the Group has classified its interest in Vista Shipping as a joint venture. In accordance with the agreement under which Vista Shipping was established, the Group and the other investor in the joint venture have agreed to provide shareholders’ loans in proportion to their interests to finance the newbuild programme.

During the financial period ended 31 March 2024, Hafnia took delivery of one LR2 vessel through its Vista joint venture.

The following table summarises the financial information of Vista Shipping as included in its own consolidated financial statements. The table also reconciles the summarised financial information to the carrying amount of the Group’s interest in Vista Shipping.

	As at 31	As at 31
	March 2024	December 2023
	USD’000	USD’000
Percentage ownership interest	50%	50%

Non-current assets	437,981	397,965
Current assets	75,398	54,092
Non-current liabilities	(375,519)	(336,598)
Current liabilities	(36,784)	(28,564)
Net assets (100%)	101,076	86,895

Group’s share of net assets (50%)	50,538	43,448

Revenue	30,963	91,191
Other income	1,051	1,963
Expenses	(17,832)	(56,914)
Profit and total comprehensive income (100%)	14,182	36,240

Profit and total comprehensive income (50%)	7,091	18,120
Prior year share of loss not recognized	—	(170)
Group’s share of total comprehensive income (50%)	7,091	17,950

Note 4: Joint ventures CONTINUED

b.	H&A Shipping

In July 2021, the Group and Andromeda Shipholdings Ltd (“Andromeda Shipholdings”) entered into a joint venture, H&A Shipping Ltd (“H&A Shipping”) in which the Group has joint control and 50% ownership interest. H&A Shipping is domiciled in the Republic of the Marshall Islands and structured as a separate vehicle in shipowning, with the Group having residual interest in its net assets. Accordingly, the Group has classified its interest in H&A Shipping Ltd as a joint venture. In accordance with the agreement under which H&A Shipping was established, the Group and the other investor in the joint venture have agreed to provide equity in proportion to their interests to finance the newbuild programme.

The following table summarises the financial information of H&A Shipping as included in its own consolidated financial statements. The table also reconciles the summarised financial information to the carrying amount of the Group’s interest in H&A Shipping.

	As at 31 March 2024 USD’000	As at 31 December 2023 USD’000
Percentage ownership interest	50%	50%

Non-current assets	62,215	62,990
Current assets	6,083	5,308
Non-current liabilities	(51,301)	(52,038)
Current liabilities	(4,936)	(4,548)
Net assets (100%)	12,061	11,712

Group’s share of net assets (50%)	6,030	5,856
Shareholder’s loans	7,668	7,668
Alignment of accounting policies	1,043	1,006
Carrying amount of interest in joint venture	14,740	14,530

Revenue	2,853	11,438
Other income	147	1,458
Expenses	(2,652)	(10,857)
Profit and total comprehensive income (100%)	348	2,039

Profit and total comprehensive income (50%)	173	1,019
Alignment of accounting policies	37	147
Group’s share of total comprehensive income (50%)	210	1,166

Note 4: Joint ventures CONTINUED

c.	Ecomar

In June 2023, the Group and SOCATRA entered into a joint venture, Ecomar, in which the Group has joint control and 50% ownership interest. Ecomar is incorporated in France and structured as a separate vehicle in shipowning, with the Group having residual interest in its net assets. Accordingly, the Group has classified its interest in Ecomar as a joint venture. In accordance with the agreement under which Ecomar was established, the Group and the other investor in the joint venture have agreed to provide shareholders’ loans in proportion to their interests to finance the newbuild programme.

The following table summarises the financial information of Ecomar as included in its own consolidated financial statements. The table also reconciles the summarised financial information to the carrying amount of the Group’s interest in Ecomar.

	As at 31 March 2024 USD’000	As at 31 December 2023 USD’000
Percentage ownership interest	50%	50%

Non-current assets	36,237	31,873
Non-current liabilities	(36,773)	(31,849)
Net (liabilities)/assets (100%)	(536)	24

Group’s share of net (liabilities)/assets (50%)	(268)	12
Unrecognised share of losses	268	—
Carrying amount of interest in joint venture	—	12

Other income	2	1
Expenses	(560)	(87)
Loss and total comprehensive loss (100%)	(558)	(86)

Loss and total comprehensive loss (50%)	(280)	(43)
Unrecognised share of losses	268	—
Group’s share of total comprehensive loss (50%)	(12)	(43)

Note 4: Joint ventures CONTINUED

d.	Complexio

In March 2023, the Group and Simbolo Holdings Limited entered into a share purchase agreement where the Group purchased 50% of Class A shares (with voting rights) in Quintessential AI Limited (“Q-AI”). As a result of the transaction, the Group has joint control (with Simbolo Holdings having the remainder of Class A shares) of Q-AI; with a 25.5% ownership interest. Q-AI is incorporated in London and operates in the software development industry. Accordingly, the Group has classified its interest in Q-AI as a joint venture.

As of 31 March 2024, Q-AI has commenced operations and the cost of investment as of 31 March 2024 was USD 2.2 million. The Company has been renamed to Complexio.

Note 5: Segment Information

For the 3 months ended 31 March 2024	LR2[1] USD’000	LR1[2] USD’000	MR3 USD’000	Handy[4] USD’000	Total USD’000
Revenue (Hafnia Vessels and TC Vessels)	29,501	164,111	236,577	91,565	521,754
Revenue (External Vessels in Disponent-Owner Pools)	27,211	92,962	113,401	29,527	263,101
Voyage expenses (Hafnia Vessels and TC Vessels)	(3,991)	(45,125)	(64,131)	(29,754)	(143,001)
Voyage expenses (External Vessels in Disponent-Owner Pools)	(12,335)	(25,469)	(36,618)	(9,791)	(84,213)
Pool distributions for External Vessels in Disponent-Owner Pools	(14,876)	(67,493)	(76,783)	(19,736)	(178,888)
TCEIncome[5]	25,510	118,986	172,446	61,811	378,753

Other operating income	759	2,024	2,428	1,245	6,456
Vessel operating expenses	(4,324)	(17,194)	(32,843)	(15,268)	(69,629)
Technical management expenses	(345)	(1,412)	(2,700)	(1,262)	(5,719)
Charter hire expenses	—	(2,185)	(7,345)	—	(9,530)

Adjusted EBITDA[5]	21,600	100,219	131,986	46,526	300,331
Depreciation charge	(3,382)	(14,958)	(27,170)	(8,199)	(53,709)
					246,622
Unallocated[6]					(25,308)
Profit before income tax					221,314

[1] Vessels between 85,000 DWT and 124,999 DWT in size and provides transportation of clean petroleum oil products.
[2] Vessels between 55,000 DWT and 84,999 DWT in size and provides transportation of clean and dirty petroleum products.
[3] Vessels between 40,000 DWT and 54,999 DWT in size and provides transportation of clean and dirty oil products, vegetable oil and easy chemicals; inclusive of IMO II vessels
[4]Vessels between 25,000 DWT and 39,999 DWT in size and provides transportation of clean and dirty oil products, vegetable oil and easy chemicals; inclusive of IMO II vessels
[5]See Non-IFRS Measure section in Note 7.
[6]Including prior period adjustments for vessels that are not a part of the Group’s operating segments in the financial year ended 2024.

Note 5: Segment Information CONTINUED

For the 3 months ended 31 March 2023[5]	LR2[1] USD’000	LR1[2] USD’000	MR3 USD’000	Handy[4] USD’000	Chemical – Stainless USD’000	Total USD’000
Revenue (Hafnia Vessels and TC Vessels)	28,267	158,724	236,807	99,004	(201)	522,601
Revenue (External Vessels in Disponent-Owner Pools)	6,156	50,254	21,427	16,120	—	93,957
Voyage expenses (Hafnia Vessels and TC Vessels)	(6,253)	(39,910)	(65,584)	(33,644)	(18)	(145,409)
Voyage expenses (External Vessels in Disponent-Owner Pools)	(2,863)	(24,084)	(10,444)	(5,360)	—	(42,751)
Pool distributions for External Vessels in Disponent-Owner Pools	(3,293)	(26,170)	(10,983)	(10,760)	—	(51,206)
TCE income[5]	22,014	118,814	171,223	65,360	(219)	377,192

Other operating income	481	3,723	3,027	2,172	(705)	8,698
Vessel operating expenses	(3,688)	(17,777)	(28,403)	(14,734)	(53)	(64,655)
Technical management expenses	(358)	(1,774)	(2,604)	(1,289)	—	(6,025)
Charter hire expenses	—	(2,374)	(4,513)	—	—	(6,887)

Adjusted EBITDA[5]	18,449	100,612	138,730	51,509	(977)	308,323
Depreciation charge	(3,388)	(14,875)	(25,176)	(8,150)	—	(51,589)
						256,734
Unallocated						1,824
Profit before income tax						258,558

[1]Vessels between 85,000 DWT and 124,999 DWT in size and provides transportation of clean petroleum oil products.
[2]Vessels between 55,000 DWT and 84,999 DWT in size and provides transportation of clean and dirty petroleum products.
[3]Vessels between 40,000 DWT and 54,999 DWT in size and provides transportation of clean and dirty oil products, vegetable oil and easy chemicals; inclusive of IMO II vessels
[4]Vessels between 25,000 DWT and 39,999 DWT in size and provides transportation of clean and dirty oil products, vegetable oil and easy chemicals; inclusive of IMO II vessels
[5]See Non-IFRS Measure section in Note 7.

Note 6: Fleet List

Vessel	DWT	Year Built	Type
Hafnia Bering	39,067	Apr-15	Handy
Hafnia Magellan	39,067	May-15	Handy
Hafnia Malacca	39,067	Jul-15	Handy
Hafnia Soya	38,700	Nov-15	Handy
Hafnia Sunda	39,067	Sep-15	Handy
Hafnia Torres	39,067	May-16	Handy
Hafnia Kallang	74,000	Jan-17	LR1
Hafnia Nile	74,000	Aug-17	LR1
Hafnia Seine	76,580	May-08	LR1
Hafnia Shinano	74,998	Oct-08	LR1
Hafnia Tagus	74,000	Mar-17	LR1
Hafnia Thames	74,999	Aug-08	LR1
Hafnia Yangtze	74,996	Jan-09	LR1
Hafnia Yarra	74,000	Jul-17	LR1
Hafnia Zambesi	74,982	Jan-10	LR1
Hafnia Africa	74,539	May-10	LR1
Hafnia Asia	74,539	Jun-10	LR1
Hafnia Australia	74,539	May-10	LR1
Hafnia Hong Kong[1]	75,000	Jan-19	LR1
Hafnia Shanghai[1]	75,000	Jan-19	LR1
Hafnia Guangzhou[1]	75,000	Jul-19	LR1
Hafnia Beijing[1]	75,000	Oct-19	LR1
Sunda[2]	79,902	Jul-19	LR1

Vessel	DWT	Year Built	Type
Karimata[2]	79,885	Aug-19	LR1
Hafnia Shenzhen[1]	75,000	Aug-20	LR1
Hafnia Nanjing[1]	74,999	Jan-21	LR1
Kamome Victoria[2]	69,998	May-11	LR1
Peace Victoria[2]	77,378	Oct-19	LR1
Hafnia Excelsior	74,665	Jan-16	LR1
Hafnia Executive	74,431	May-16	LR1
Hafnia Prestige	74,997	Nov-16	LR1
Hafnia Providence	74,997	Aug-16	LR1
Hafnia Pride	74,997	Jul-16	LR1
Hafnia Excellence	74,613	May-16	LR1
Hafnia Exceed	74,665	Feb-16	LR1
Hafnia Expedite	74,634	Jan-16	LR1
Hafnia Express	74,663	May-16	LR1
Hafnia Excel	74,547	Nov-15	LR1
Hafnia Precision	74,997	Oct-16	LR1
Hafnia Experience	74,670	Mar-16	LR1
Hafnia Pioneer	81,350	Jun-13	LR1
Hafnia Despina	115,000	Jan-19	LR2
Hafnia Galatea	115,000	Mar-19	LR2
Hafnia Larissa	115,000	Apr-19	LR2
BW Neso	115,000	Jul-19	LR2
Hafnia Thalassa	115,000	Sep-19	LR2
Hafnia Triton	115,000	Oct-19	LR2

[1] 50% owned through the Vista Joint Venture
[2] Time chartered in vessel

Note 6: Fleet List CONTINUED

Vessel	DWT	Year Built	Type
Hafnia Languedoc[1]	115,000	Mar-23	LR2
Hafnia Larvik[1]	109,999	Oct-23	LR2
Hafnia Loire[1]	115,000	May-23	LR2
Hafnia Lillesand[1]	109,999	Feb-24	LR2
Beagle[2]	44,995	Mar-19	MR
Boxer[2]	49,852	Jun-19	MR
Basset[2]	49,875	Nov-19	MR
Bulldog[2]	49,856	Feb-20	MR
BW Bobcat	49,999	Aug-14	MR
Hafnia Cheetah	49,999	Feb-14	MR
Hafnia Cougar	49,999	Jan-14	MR
Hafnia Eagle	49,999	Jul-15	MR
BW Egret	49,999	Nov-14	MR
BW Falcon	49,999	Feb-15	MR
Hafnia Hawk	49,999	Jun-15	MR
BW Jaguar	49,999	Mar-14	MR
BW Kestrel	49,999	Aug-15	MR
Hafnia Leopard	49,999	Jan-14	MR
Hafnia Lioness	49,999	Jan-14	MR
Hafnia Lynx	49,999	Nov-13	MR
BW Merlin	49,999	Sep-15	MR
Hafnia Myna	49,999	Oct-15	MR
BW Osprey	49,999	Oct-15	MR
Hafnia Panther	49,999	Jun-14	MR
Hafnia Petrel	49,999	Jan-16	MR
Hafnia Puma	49,999	Nov-13	MR
Hafnia Raven	49,999	Nov-15	MR
Hafnia Swift	49,999	Jan-16	MR
Hafnia Tiger	49,999	Mar-14	MR
BW Wren	49,999	Mar-16	MR
Hafnia Andromeda	49,999	May-11	MR
Hafnia Ane	49,999	Nov-15	MR
Hafnia Crux	52,550	Feb-12	MR

Vessel	DWT	Year Built	Type
Hafnia Daisy	49,999	Aug-16	MR
Hafnia Henriette	49,999	Jun-16	MR
Hafnia Kirsten	49,999	Jan-17	MR
Hafnia Lene	49,999	Jul-15	MR
Hafnia Leo	52,340	Nov-13	MR
Hafnia Libra	52,384	May-13	MR
Hafnia Lise	49,999	Sep-16	MR
Hafnia Lotte	49,999	Jan-17	MR
Hafnia Lupus	52,550	Apr-12	MR
Hafnia Mikala	49,999	May-17	MR
Hafnia Nordica	49,994	Mar-10	MR

[1] 50% owned through the Vista Joint Venture
[2] Time chartered in vessel

Note 6: Fleet List CONTINUED

Vessel	DWT	Year Built	Type
Hafnia Pegasus	50,326	Oct-10	MR
Hafnia Phoenix	52,340	Jul-13	MR
Hafnia Taurus	50,385	Jun-11	MR
Hafnia Andrea	49,999	Jun-15	MR
Hafnia Caterina	49,999	Aug-15	MR
Orient Challenge[2]	49,972	Jun-17	MR
Orient Innovation[2]	49,972	Jul-17	MR
Yellow Stars[3]	49,999	Jul-21	MR
Clearocean Milano[2]	50,485	Oct-21	MR
Clearocean Ginkgo[2]	49,999	Aug-21	MR
Dee4 Larch[2]	49,737	Aug-16	MR
PS Stars[3]	49,999	Jan-22	MR
Challenge Procyon[2]	45,996	Apr-11	MR
Hafnia Almandine	38,506	Feb-15	IMO II - Handy
Hafnia Amber	38,506	Feb-15	IMO II - Handy
Hafnia Amethyst	38,506	Mar-15	IMO II - Handy
Hafnia Ametrine	38,506	Apr-15	IMO II - Handy
Hafnia Aventurine	38,506	Apr-15	IMO II - Handy
Hafnia Andesine	38,506	May-15	IMO II - Handy
Hafnia Aronaldo	38,506	Jun-15	IMO II - Handy
Hafnia Aquamarine	38,506	Jun-15	IMO II - Handy
Hafnia Axinite	38,506	Jul-15	IMO II - Handy
Hafnia Amessi	38,506	Jul-15	IMO II - Handy
Hafnia Azotic	38,506	Sep-15	IMO II - Handy
Hafnia Amazonite	38,506	May-15	IMO II - Handy
Hafnia Ammolite	38,506	Aug-15	IMO II - Handy
Hafnia Adamite	38,506	Sep-15	IMO II - Handy
Hafnia Aragonite	38,506	Oct-15	IMO II - Handy
Hafnia Azurite	38,506	Aug-15	IMO II - Handy
Hafnia Alabaster	38,506	Nov-15	IMO II - Handy
Hafnia Achroite	38,506	Jan-16	IMO II - Handy
Hafnia Turquoise	49,000	Apr-16	IMO II - MR
Hafnia Topaz	49,000	Jul-16	IMO II - MR
Hafnia Tourmaline	49,000	Oct-16	IMO II - MR
Hafnia Tanzanite	49,000	Nov-16	IMO II - MR
Hafnia Viridian	49,000	Dec-15	IMO II - MR
Hafnia Violette	49,000	Mar-16	IMO II - MR
Hafnia Atlantic	49,614	Dec-17	IMO II - MR
Hafnia Pacific	49,868	Dec-17	IMO II - MR
Hafnia Valentino	49,126	May-15	IMO II - MR

[2] Time chartered in vessel
[3] 50% owned through the Andromeda Joint Venture

Note 7: Non-IFRS Measures

Throughout this Quarterly financial information Q1 2024, we provide a number of key performance indicators used by our management and often used by competitors in our industry.

Adjusted EBITDA

“Adjusted EBITDA” is a non-IFRS financial measure and as used herein represents earnings before financial income and expenses, depreciation, impairment, amortization and taxes. Adjusted EBITDA additionally includes adjustments for gain/(loss) on disposal of vessels and/or subsidiaries, share of profit and loss from equity accounted investments, interest income and interest expense, capitalised financing fees written off and other finance expenses. Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as lenders, to assess our operating performance as well as compliance with the financial covenants and restrictions contained in our financing agreements.

We believe that Adjusted EBITDA assists management and investors by increasing comparability of our performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects of interest, depreciation, impairment, amortization and taxes. These are items that could be affected by various changing financing methods and capital structure which may significantly affect profit/(loss) between periods. Including Adjusted EBITDA as a measure benefits investors in selecting between investment alternatives.

Adjusted EBITDA is a non-IFRS financial measure and should not be considered as an alternative to net income or any other measure of our financial performance calculated in accordance with IFRS. Adjusted EBITDA excludes some, but not all, items that affect profit/(loss) and these measures may vary among other companies. Adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies.

Reconciliation of Non-IFRS measures

The following table sets forth a reconciliation of Adjusted EBITDA to profit/(loss) for the financial period, the most comparable IFRS financial measure for the period ended 31 March 2024 and 31 March 2023.

	For the 3 months ended 31 March 2024 USD’000	For the 3 months ended 31 March 2023 USD’000
Profit for the financial period	219,571	256,635
Income tax expense	1,743	1,923
Depreciation charge of property, plant and equipment	53,793	51,661
Amortisation of intangible assets	336	332
Gain on disposal of assets	—	(36,687)
Share of profit of equity-accounted investees, net of tax	(7,289)	(5,822)
Interest income	(2,805)	(4,909)
Interest expense	15,827	29,200
Capitalised financing fees written off	1,663	—
Other finance expense	4,213	3,680
Adjusted EBITDA	287,052	296,013

Note 7: Non-IFRS Measures CONTINUED

Time charter equivalent (or “TCE”)

TCE (or TCE income) is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., voyage charters and time charters) under which the vessels may be employed between the periods. We define TCE income as income from time charters and voyage charters (including income from Pools, as described above) for our Hafnia Vessels and TC Vessels less voyage expenses (including fuel oil, port costs, brokers’ commissions and other voyage expenses).

We present TCE income per operating day1, a non-IFRS measure, as we believe it provides additional meaningful information in conjunction with revenues, the most directly comparable IFRS measure, because it assists management in making decisions regarding the deployment and use of our Hafnia Vessels and TC Vessels and in evaluating their financial performance. Our calculation of TCE income may not be comparable to that reported by other shipping companies.

The following table reconciles our revenue (Hafnia Vessels and TC Vessels), the most directly comparable IFRS financial measure, to TCE income per operating day.

Reconciliation of Non-IFRS measures

(in USD’000 except operating days and TCE income per operating day)	For the 3 months ended 31 March 2024	For the 3 months ended 31 March 2023
Revenue (Hafnia Vessels and TC Vessels)	521,792	522,601
Revenue (External Vessels in Disponent-Owner Pools)	263,101	93,957
Less: Voyage expenses (Hafnia Vessels and TC Vessels)	(142,990)	(145,409)
Less: Voyage expenses (External Vessels in Disponent-Owner Pools)	(84,213)	(42,751)
Less: Pool distributions (External Vessels in Disponent-Owner Pools)	(178,888)	(51,206)
TCE income	378,802	377,192
Operating days	10,455	10,388
TCE income per operating day	36,230	36,312

Revenue, voyage expenses and pool distributions in relation to External Vessels in disponent-owner Pools nets to zero, and therefore the calculation of TCE income is unaffected by these items:

(in USD’000 except operating days and TCE income per operating day)	For the 3 months ended 31 March 2024	For the 3 months ended 31 March 2023
Revenue (Hafnia Vessels and TC Vessels)	521,792	522,601
Less: Voyage expenses (Hafnia Vessels and TC Vessels)	(142,990)	(145,409)
TCE income	378,802	377,192
Operating days	10,455	10,388
TCE income per operating day	36,230	36,312

[1]Operating days are defined as the total number of days (including waiting time) in a period during which each vessel is owned, partly owned, operated under a bareboat arrangement (including sale and lease-back) or time chartered-in, net of technical off-hire days. Total operating days stated in the quarterly financial information include operating days for TC Vessels.

Note 7: Non-IFRS Measures CONTINUED

‘TCE income’ as used by management is therefore only illustrative of the performance of the Hafnia Vessels and the TC Vessels; not the External Vessels in our Pools.

For the avoidance of doubt, in all instances where we use the term “TCE income” and it is not succeeded by “(voyage charter)”, we are referring to TCE income from revenue and voyage expenses related to both voyage charter and time charter.